Exhibit 99.6

May 1, 2020

The Board of Directors

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083, People’s Republic of China

Dear Sirs:

Reference is made to the non-binding preliminary proposal made by (i) Mr. Guosheng Qi, Mr. Guofa Yu and their respective affiliated entities (collectively, the “Management”), (ii) Beta Dynamic Limited (the “Initial Sponsor”), an affiliate of Hammer Capital Private Investments Limited, on July 15, 2019 (the “Original Proposal”), pursuant to which the Management and the Initial Sponsor proposed to acquire all of the outstanding shares of Gridsum Holding Inc. (the “Company”) that are not already owned by the consortium in a going private transaction (the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the board of directors of the Company and its advisors so far with respect to the Acquisition. We are submitting this revised non-binding proposal to reaffirm our interests in the Acquisition that we are interested only in acquiring the outstanding shares that we do not beneficially own. Set forth below are the key terms of our revised proposal:

1.	Consortium. The consortium (the “Consortium”) currently consists of the following members (collectively, the “Consortium Members”):

(a)	the Management,

(b)	the Initial Sponsor,

(c)	Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd, and

(d)	Hangzhou Yutao Capital Co., Ltd (杭州煜韬资产管理合伙企业（有限合伙）).

2.

Purchase Price. We would like to revise our offer price (the “Offer Price”) to US$2.00 in cash per American depositary share of the Company (“ADS”, each representing one ordinary share of the Company), or US$2.00 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition). Our decision to revise the Offer Price has been a difficult one to make but is necessitated by the tougher than expected market conditions facing the Company and the Chinese economy. In particular,

(a)

The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. As a result, the trading price of the Company’s ADS has decreased significantly since the Original Proposal.

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(b)

Since the Original Proposal, the Company has experienced weaker than expected financial and operational performance as identified, among others, in the Company’s earnings releases since the Original Proposal. According to the Company’s earnings release for the third quarter of 2019, the Company’s net revenues decreased 25%, to RMB60.1 million (US$8.4 million), from RMB80.5 million in the comparable period of 2018; and the gross profit decreased 32%, to RMB38.8 million (US$5.4 million), from RMB56.8 million in the comparable period of 2018. In addition, the material adverse impact on the Company’s performance and operations caused by the outbreak of COVID-19 is expected to continue throughout 2020. We believe that such deterioration in the Company’s business has had a significant negative impact on the value of the Company.

(c)

The recent statement given by the chairman of the Securities and Exchange Commission and the chairman of the Public Company Accounting Oversight Board warning the disclosure, financial reporting and other risks of Chinese listed companies, as well as the evolving trade tension between the U.S. and China, are expected to lead to lower valuation of the Company by the U.S. stock markets.

3.

No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of definitive agreements, and then will be on terms and conditions provided in such documentation.

In closing, we continue to be fully committed to close the Acquisition and believe that the Acquisition provides full value to the Company’s shareholders. We look forward to continuing working with the Special Committee and its advisors.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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Sincerely,

Guosheng Qi

/s/ Guosheng Qi

Generation Gospel Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Sincerely,

Guofa Yu

/s/ Guofa Yu

Garden Enterprises Ltd.

By:	/s/ Guofa Yu
Name:	Guofa Yu
Title:	Director

Sincerely,

Beta Dynamic Limited

By:	/s/ CHEUNG Siu Fai
Name:	CHEUNG Siu Fai
Title:	Director

Sincerely,

Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd

By:	/s/ Xiangming Qu
Name:	Xiangming Qu
Title:	Authorized Signatory

Sincerely,

Hangzhou Yutao Capital Co., Ltd (杭州煜韬资产管理合伙企业（有限合伙）)

By:	/s/ Zhang Chuanjun
Name:	Zhang Chuanjun
Title:	Authorized Signatory